Exhibit 99.1

BPGIC Signs a New Refinery Agreement

NEW YORK, Feb. 24, 2020 (GLOBE NEWSWIRE): Brooge Holdings Limited (“Brooge Holdings”) (NASDAQ: BROG) and its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity in the oil storage and services business announced today that BPGIC entered into a refinery agreement with its Phase I off take customer, Al Brooge International Advisory LLC (“BIA”). The Refinery Agreement provides that the parties will use their best efforts to finalize the technical and design feasibility studies for a refinery with a capacity of 25,000 bpd to be located on BPGIC’s Phase I and II land and operated by BPGIC. BPGIC and BIA further agreed to negotiate a sublease agreement and a joint venture agreement to govern the terms on which BPGIC will sublease land to BIA to locate, BIA will construct, and BPGIC will operate, the refinery. BPGIC and BIA expect that the refinery will produce low sulfur fuel oil in compliance with IMO 2020 requirements.

Nicolaas Paardenkooper, Chief Executive Officer of both Brooge Holdings and BPGIC stated, “BPGIC expects the refinery to become operational at the end of 2020 and believes the economic terms of its new arrangement with BIA will be similar to, or better than, the economic terms of its prior arrangement.” The parties intend to enter a sublease agreement and a definitive joint venture agreement respecting the refinery within 30 business days. There can be no assurance that BPGIC will be able to negotiate commercially reasonable terms for such sublease agreement and such joint venture agreement or that it will be able to enter a sublease agreement and a definitive joint venture agreement with BIA at all.

About Brooge Holdings Limited

Brooge Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. Brooge Holdings conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE, a Fujairah Free Zone Entity.

About Brooge Petroleum and Gas Investment Company FZE

Brooge Petroleum and Gas Investment Company FZE is an oil storage and service provider strategically located in FOIZ which is complemented by Port of Fujairah in the Emirate of Fujairah in the UAE. BPGIC’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Holdings’ expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) BPGIC’s ability to negotiate and enter into a sublease agreement and a definitive joint venture agreement with BIA on commercially reasonable terms or at all; (2) the results of the technical and design feasibility studies; (3) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (4) the loss of any end-users; (5) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (6) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects, including the refinery; and (7) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Holdings. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Holdings. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Mr. Nicolaas Pardenkooper

+971 2 6333 149

nico.paardenkooper@bpgic.com